UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 8 September, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 7 September, 2010, entitled “Sale of Vodafone’s 3.2% Interest in China Mobile - Commercial and Technology Cooperation to Continue”.

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to its operations, the sale of Vodafone’s stake in China Mobile, and Vodafone’s anticipated share buyback and other expected use of proceeds. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. No assurances can be given that the forward-looking statements in this press release will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

*   *   *

7 September 2010

SALE OF VODAFONE’S 3.2% INTEREST IN CHINA MOBILE

- COMMERCIAL AND TECHNOLOGY COOPERATION TO CONTINUE

Vodafone1 announces an agreement to sell its entire 3.2% interest in China Mobile Limited (“China Mobile”) and the continuation of commercial and technology cooperation between the companies. Vodafone expects the cash consideration to be approximately £4.3bn before tax and transaction costs.

It is intended that approximately 70% of the net proceeds will be returned to shareholders by way of a share buyback with the remainder used to reduce the Group’s net debt.

Vodafone has agreed to sell its entire shareholding of 642,868,587 shares in China Mobile by way of an accelerated bookbuilt offering. Goldman Sachs, Morgan Stanley and UBS are acting as Lead Managers and Bookrunners.

Since Vodafone made its original investment in China Mobile in 2000, both companies have enjoyed a strong relationship and cooperated closely in many areas of business and in the development of the mobile industry. Following today’s announcement, both companies will continue this cooperation in areas such as roaming, network roadmap development, multinational customers and green technology.

Commenting on the transaction, Vittorio Colao, Chief Executive of Vodafone said:

“Today’s transaction achieves a near doubling of Vodafone’s original investment in China Mobile and combines our stated portfolio strategy with ongoing cooperation with China’s leading telecommunications company.”

- ends -

Notes for editors:

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 347 million proportionate customers as at 30 June 2010. Vodafone currently has equity interests in over 30 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com.

About China Mobile

China Mobile and its subsidiaries provide mobile telecommunication and related services in 31 provinces, autonomous regions and directly-administered municipalities in mainland China and Hong Kong. In its audited results for the financial year ended 31 December 2009, the China Mobile group disclosed gross assets of RMB751,368 million and net profit for the year of RMB115,423 million

Notes

1 The seller is Vodafone Holdings (Jersey) Limited, a wholly owned subsidiary of the Vodafone Group

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0)1635 33251

Media Relations

Tel:  +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: 8 September, 2010	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary